UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-32371

SINOVAC BIOTECH LTD.

No. 39 Shangdi Xi Rd, Haidian District

Beijing 100085, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOVAC BIOTECH LTD.

By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Chairman of the Board

Date: January 4, 2026

Exhibit Index

Exhibit 99.1	Press Release – Sinovac Receives Nasdaq Notification Regarding Late Filing of 2025 Half-Year Report
Exhibit 99.2	Press Release - SINOVAC Provides Update on Antigua High Court Order and Auditor Engagement

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